September 4, 2015

Dear Fellow Bank of America Corp. Shareowner:

CALPERS & CALSTRS VOTING “AGAINST” PROPOSAL #1 – BYLAW AMENDMENT REGARDING BOARD LEADERSHIP STRUCTURE

Vote “AGAINST” Management Proposal #1 Board Leadership Bylaw Amendment

The California Public Employees Retirement System (CalPERS) and the California State Teachers’ Retirement System (CalSTRS) urge shareowners to vote “AGAINST” Proposal #1 – a management proposal requesting shareowners ratify the company’s bylaws permitting the Board to determine its leadership structure at the Bank of America Corp. special meeting on September 22, 2015.  Collectively, our funds have approximately $476 billion in assets and are substantial long-term Bank of America shareowners, with 63,600,000 shares.

Board Governance Failures Over Recombination of CEO & Chairman

We question the board’s October 2014 decision to amend the company’s bylaws and thereby significantly change the board’s governance structure by allowing for a combined Chairman and CEO.  More importantly, our concern is magnified over the perceived disregard and reversal of a “binding” Independent Board Chairman shareowner resolution that passed in 2009. While we appreciate the company is now providing shareowners the ability to vote on the leadership structure at Bank of America, we are unable to support the bylaw change and therefore recommend a vote “AGAINST” management proposal #1.  We would also like to note that Glass Lewis a leading proxy advisory service has recommended a vote “AGAINST” the proposal.

Vote “AGAINST” Management Proposal #1

In our view, shareowners would be better served if the company would continue to be chaired by an independent director.  A board’s primary function is to oversee a company’s strategic vision and monitor management on behalf of its shareowners – an independent board chair would only strengthen the board’s oversight function. For your reference please find the attached letter dated August 31, 2015 from CalPERS and CalSTRS to Bank of America communicating concerns with the company’s governance and performance.

Should you have any questions, please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Anne Simpson
Investment Director
California Public Employees’ Retirement System

Anne Sheehan
Director of Corporate Governance
California State Teachers’ Retirement System

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

August 31, 2015

Mr. Jack O. Bovender, Jr.
Lead Director
Bank of America Corporation
Hearst Tower
214 North Tryon Street, NC-027-18-05
Charlotte, NC  28255

Dear Mr. Bovender,

We are writing to you on behalf of the members of the California State Teachers’ Retirement System (CalSTRS) and the California Public Employees’ Retirements System (CalPERS). Together, CalSTRS and CalPERS have approximately $476 billion in assets under management and are long-term Bank of America Corporation (“Bank of America” or “the Company”) shareholders, with 63.6 million shares valued at approximately $1.04 billion. Due to the long-term nature of our liabilities, and our responsibilities as fiduciaries to our members, we view corporate governance related issues as a critical element of our investment strategy.

We want to applaud Bank of America’s recent adoption of proxy access.  As one of only nine companies that voluntarily adopted proxy access, the Company showed strong leadership by adopting this important shareholder right.  We believe the Board of Directors should continue to uphold the highest governance standards.

We are writing today to inform you of our intention to vote against the Board’s amendment to the Bank of America bylaws, which would provide for either an independent Chair or a Lead Independent Director.  We have stated many times in previous correspondence that CalSTRS fundamentally supports a leadership structure with an independent Chair.  We believe the roles of CEO and Chair of the Board, have inherent conflicts which require the two posts to be separate and independent. Since Mr. Moynihan’s appointment as CEO in January 2010, the Company has continued to underperform, has failed important Fed stress tests, and has perpetuated a sub-par engagement with its shareholders.  Given these missteps, we do not believe now is the time to reduce oversight of management by combining the roles of CEO and Chair.

We understand some shareholders have views that allow more flexibility regarding Company leadership structures.  In fact, some shareholders may support the concept of a lead director at Bank of America at some point in the future, but we hope they agree now is not the time to grant your Board that flexibility.
We believe the Board’s rationale for making this change is fundamentally flawed and we disagree with many assertions made in the Special Meeting proxy.

“…the Board believes the 2009 vote for an independent Chairman primarily reflected concerns particular to Bank of America's circumstances as that time, including dissatisfaction with the then board’s governance and oversight, the company’s performance and the then management’s strategic decisions.” i

Bank of America Corporation
August 31, 2015

While we agree that the 2009 vote may have been a referendum on the circumstances prevalent to Bank of America at that time, we believe the current conditions at the Company still warrant an independent chair.  First, the Board failed in its duties to shareholders by not consulting with investors prior to reversing the binding shareholder proposal.  We acknowledge that “80% of the [Bank of America] directors were not serving on the Board in 2009,” ii but the Board is a company’s governing body that goes beyond the individuals sitting inside the board room.   Furthermore, many of your investors today are the very same shareholders who helped pass the binding shareholder proposal in 2009. The Board’s lack of engagement before reversing this bylaw shows how little the Board’s governance has evolved.  Secondly, Bank of America continues to be an under-performer.  While the Company has a stronger balance sheet now than in 2009, it continues to face challenges and obstacles that are a drag on performance.  The company has failed two out of three Fed Stress tests and as recently as 2014 had a $4 billion capital calculation error.  These failures by management are pronounced in the stock price performance, as evident in the chart below.iii

We question why Mr. Moynihan requires the title of Chair to speak about the company’s businesses and deal with the Company constituencies.  We believe that these are primary responsibilities of a CEO and do not require the Chairmanship, and in fact would be better overseen by an independent Chair.

“In his combined Chairman and CEO role, Mr. Moynihan’s unparalleled depth of understanding of the company and its businesses allows him to clearly articulate the company’s position and speak fluently with a unified voice in its dealings with clients, regulators and other constituencies…” iv

“An executive Chairman gives us a united presence and better enables us and our Board to speak with a unified voice with our clients, regulators and other third parties.” v

Bank of America Corporation
August 31, 2015

We would argue that a unified voice and a united presence, communicated only from management, are the last things Bank of America needs.  Given the missteps by management, for which the CEO should be held accountable, Bank of America needs stronger more independent oversight, not less.  We are even more concerned given the recent changes to the executive team, including the CFO.  We believe the CEO and his executive management team should be carefully scrutinized and held accountable by the Board of Directors, a task which is made more difficult when the Board is led by the CEO as Chair.

Moreover, in materials provided to shareholders and our many conversations with board members and management,   the Company has never provided a valid business rationale for combining the roles of Chair and CEO.  Simply because the former Chair wanted to transition out of the role or because only 28% of companies in the S&P 500 have independent Chairs, are not substantive reasons to recombine the roles at Bank of America.

In closing, we want to thank the management of Bank of America for their willingness to discuss the special meeting with us and several of our peers, but we do not believe a discussion with management would be particularly productive.  In fact, it is somewhat inappropriate given the management team answers to and is supervised by the CEO.  As our representatives in the boardroom and those responsible for reversing the 2009 shareholder vote, we believe it is more suitable for the members of the Board of Directors to lead the meetings.

Bank of America is an important and systemic financial institution in this country.  It is vital the Board of Directors implements the highest governance standards and holds management accountable for the performance of the Company. We appreciate the opportunity to finally vote on this important leadership structure at Bank of America, but are unable to support the bylaw change.  Should you have any immediate questions or wish to discuss our concerns, please contact Aeisha Mastagni by phone at 916-414-7418 or by email at amastagni@calstrs.com.

Thank you for your attention in this matter.

Sincerely,

Anne Sheehan	Anne Simpson
Director of Corporate Governance	Investment Director
California State Teachers’ Retirement System	Global Governance
California Public Employees’ Retirement System

Cc:	Bank of America Board of Directors
Ms. Erin L. C. Johnston, Sr. VP, Asst. General Counsel & Asst. Corporate Secretary (via email)
Mr. Ross Jefferies, Managing Director and Corporate Secretary (via email)
Mr. Lee McEntire, Sr. VP and Executive Relations Executive
Ms. Anne Finucane, Vice Chairman and Global Chief Strategy and Marketing Officer

ii Bank of America Corporation Special Meeting Proxy Statement 2015, page 2
iii Source: FactSet, January 1, 2010 to August 25, 2015
iv Bank of America Corporation Special Meeting Proxy Statement 2015, page 11
v Bank of America Corporation Special Meeting Proxy Statement 2015, page 11